Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 28
DATED SEPTEMBER 10, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 28 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 23 dated July 20, 2010, Supplement No. 24 dated July 29, 2010, Supplement No. 25 dated August 5, 2010, Supplement No. 26 dated August 17, 2010 and Supplement No. 27 dated September 1, 2010.  Unless otherwise defined in this Supplement No. 28, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prospectus Summary

The following updates the section of the prospectus captioned “Prospectus Summary  – Distribution Policy,” which begins on page 14, and all other similar discussions throughout the prospectus.

On September 8, 2010, our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on October 1, 2010 through the close of business on October 31, 2010.  Distributions will be equal to a daily amount equal to $0.00164384 which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.  Distributions declared during the month of October 2010 will be paid no later than November 5, 2010.

We will not use any of the net proceeds from the offering to fund these distributions.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.  We anticipate that some or all of the monies needed to fund the distributions declared and payable for October may be funded from capital contributions that IREIC has advised us that it intends to fund if needed.  IREIC has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  IREIC previously invested $200,000 at the time of our formation.  We will not use any of this initial $200,000 contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions.  See also “Risk Factors – Risks Related to Our Business – The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings.”

Description of Real Estate Assets

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets,” which was inserted into the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus, in Supplement No. 24.

Investments in Real Estate Assets

Recent Acquisitions

On August 31, 2010, we purchased the following property:

Property Name	Date Acquired	Total Square Feet	Approx. Purchase Price	Cap Rate (1)	Annualized Base Rent	Average Annualized Base Rent per Square Foot	Average Remaining Lease Term in Years	Econ-omic Occ-upancy (2)	Phy-sical Occ-upancy
Whispering Ridge –Omaha, NE	08/31/10	69,676	$10,150,000	8.61%	964,510	$13.84	8.6	100%	100%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

Whispering Ridge Shopping Center. On August 31, 2010, we, through Inland Diversified Omaha Whispering Ridge, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in an approximately 69,676 square foot power center known as Whispering Ridge Shopping Center, located in Omaha, Nebraska. We purchased this property from an unaffiliated third party, Ryan Companies U.S., Inc., for $10.2 million. Closing costs did not exceed $75,000. We funded the purchase price with proceeds from our offering.

The cap rate for the property is approximately 8.61%. In deciding to acquire this property, we considered the following:

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The property is 100% leased to two tenants.

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The property is located adjacent to a 200,000 square foot Super Target.

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The property was constructed in 2008.

The two tenants of this property are Sports Authority and PetSmart. Sports Authority pays an annual base rent of approximately $545,000 under a lease that expires in January 2019. Under the terms of the lease, it has four five-year options to renew through January 2039. PetSmart pays an annual base rent of approximately $419,000 under a lease that expires in May 2019. Under the terms of the lease, it has five five-year options to renew through May 2044. The weighted-average remaining lease term for the tenants occupying the property is approximately 8.6 years. Each tenant is required to pay its proportionate share of real estate taxes, insurance and CAM costs.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Whispering Ridge, and the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
	–	–	–	0%
2010	–	–	–	0%
2011	–	–	–	0%
2012	–	–	–	0%
2013	–	–	–	0%
2014	–	–	–	0%
2015	–	–	–	0%
2016	–	–	–	0%
2017	–	–	–	0%
2018	–	–	–	0%
2019	2	69,676	964,510	100%

The table below sets forth certain historical information with respect to the occupancy rate at Whispering Ridge, expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	100%	13.84
2008	60%	7.83

*2008 was the first year of occupancy.

We believe that Whispering Ridge is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are four competitive shopping centers located within approximately five miles of Whispering Ridge.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $137,000. The amount of real estate taxes paid was calculated by multiplying Whispering Ridge’s assessed value by a tax rate of 2.22%. For federal income tax purposes, the depreciable basis in this property will be approximately $8.0 million. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Financing Transactions

On September 1, 2010, we, through our wholly owned subsidiaries, Inland Diversified Omaha Whispering Ridge, L.L.C., Inland Diversified Lake City Commons, L.L.C. and Inland Diversified Elk Grove Calvine, L.L.C. (collectively, the “borrower”), entered into a loan in an aggregate principal amount equal to approximately $20.7 million from JPMorgan Chase Bank, N.A. The loan is secured by cross-collateralized first mortgages on three properties owned by the borrower: Whispering Ridge, located in Omaha, Nebraska, Lake City Commons, located in Lake City, Florida, and Kohl’s at Calvine Point, located in Elk Grove, California. The loan bears interest at a fixed rate equal to 5.70% per annum and matures on September 1, 2020. The loan requires the borrower to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due. The loan may be prepaid, in full, but not in part, anytime after October 1,

2012, provided that if the prepayment occurs before the date that is one month prior to the maturity date, the borrower will be required to pay a prepayment premium. Subject to satisfying certain conditions, as set forth in the loan documents, any of the individual borrowers may prepay a portion of the loan and obtain the release of its property and the release of its related obligations under the loan documents.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents. The loan documents also contain various customary events of default. If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender. In the event of a default, the borrower will be required to pay a default interest rate equal to the lesser of the maximum legal interest rate or 10.70% per annum.

The loan is non-recourse to us and the borrower, with certain exceptions for borrower bankruptcy, the failure of the borrower to provide access or information to the properties and the failure of the borrower to obtain the lender’s prior written consent to any liens on or transfers of the properties, among other things. We have guaranteed the full amount of the debt in the event of any of these occurrences as well as any losses, costs or damages incurred by the lender as a result the fraud or intentional misrepresentation of any individual borrower, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of September 9, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	17,771,810	176,774,884	16,787,499	159,987,385

Shares sold pursuant to our distribution reinvestment plan:	274,321	2,606,052	–	2,606,052

Shares purchased pursuant to our share repurchase program:	(4,200)	(42,000)	–	(42,000)
Total:	18,061,931	$179,538,936	$16,787,499	$162,751,437

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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